

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 7, 2018

<u>Via E-Mail</u>
Randy Churchey
Chief Executive Officer
Education Realty Trust, Inc.
999 South Shady Grove Road, Suite 600
Memphis, Tennessee 38120

> **Re: Education Realty Trust, Inc.**
> **Form PREM 14A**
> **Filed July 25, 2018**
> **File No. 001-32417**

Dear Mr. Churchey:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Sonia Gupta Barros

                              Sonia Gupta Barros
                              Assistant Director
                              Office of Real Estate and
                              Commodities

cc: David Slotkin, Esq.
      Morrison & Foerster LLP